

Colorado Secretary of State
Date and Time: 01/31/2008 03:51 PM
Id Number: 20081066606

Document number: 20081066606

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Organization
filed pursuant to §7-90-301, et seq. and §7-80-204 of the Colorado Revised Statutes (C.R.S)

1. Entity name:

Southie Developements LLC

(The name of a limited liability company must contain the term or abbreviation "limited liability company", "ltd. liability company", "limited liability co.", "ltd. liability co.", "limited", "llc", "l.l.c.", or "ltd." §7-90-601, C.R.S.)

2. Use of Restricted Words *(if any of these terms are contained in an entity name, true name of an entity, trade name or trademark stated in this document, mark the applicable box)*:

☐ "bank" or "trust" or any derivative thereof
☐ "credit union"   ☐ "savings and loan"
☐ "insurance", "casualty", "mutual", or "surety"

3. Principal office street address:

456 Madison St.
(Street name and number)

Denver   **CO**   **80206**
(City)   *(State)*   *(Postal/Zip Code)*
      United States
(Province – if applicable)   *(Country – if not US)*

4. Principal office mailing address
   (if different from above):

_____
(Street name and number or Post Office Box information)

_____

(City)   *(State)*   *(Postal/Zip Code)*

(Province – if applicable)   *(Country – if not US)*

5. Registered agent name (if an individual): _____
(Last)   *(First)*   *(Middle)*   *(Suffix)*

OR (if a business organization): **National Registered Agents, Inc.**

6. The person identified above as registered agent has consented to being so appointed.

7. Registered agent street address:

1535 Grant Street, Suite 140
(Street name and number)

Denver   **CO**   **80203**
(City)   *(State)*   *(Postal/Zip Code)*

8. Registered agent mailing address
   (if different from above): _____
   _____
   (Street name and number or Post Office Box information)

   _____

   _____   _____   _____
   (City)   *(State)*   *(Postal/Zip Code)*

   _____   _____
   (Province – if applicable)   *(Country – if not US)*

9. Name(s) and mailing address(es)
   of person(s) forming the limited
   liability company:

   (if an individual) _____ _____ _____ _____
                      (Last)   *(First)*   *(Middle)* *(Suffix)*

   OR (if a business organization) Navidec Financial Services
   _____

   456 Madison St.
   _____
   (Street name and number or Post Office Box information)

   Denver   CO   80206
   _____   _____   _____
   (City)   *(State)*   *(Postal/Zip Code)*
                           United States   *(Postal/Zip Code)*

   _____   _____
   (Province – if applicable)   *(Country – if not US)*

   (if an individual) _____ _____ _____ _____
                      (Last)   *(First)*   *(Middle)* *(Suffix)*

   OR (if a business organization) _____
   _____

   _____
   (Street name and number or Post Office Box information)

   _____

   _____   _____   _____
   (City)   *(State)*   *(Postal/Zip Code)*
                           United States   *(Postal/Zip Code)*

   _____   _____
   (Province – if applicable)   *(Country – if not US)*

   (if an individual) _____ _____ _____ _____
                      (Last)   *(First)*   *(Middle)* *(Suffix)*

   OR (if a business organization) _____
   _____

   _____
   (Street name and number or Post Office Box information)

   _____

   _____   _____   _____
   (City)   *(State)*   *(Postal/Zip Code)*
                           United States   *(Postal/Zip Code)*

   _____   _____
   (Province – if applicable)   *(Country – if not US)*

   (If more than three persons are forming the limited liability company, mark this box ☐ and include an attachment stating the true names and mailing addresses of all additional persons forming the limited liability company)

10. The management of the limited liability company is vested in managers ☐
    OR is vested in the members ☑

11. There is at least one member of the limited liability company.

12. *(Optional)* Delayed effective date: _____.

(mm/dd/yyyy)

13. Additional information may be included pursuant to other organic statutes such as title 12, C.R.S. If applicable, mark this box ☐ and include an attachment stating the additional information.

Notice:

Causing this document to be delivered to the secretary of state for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

14. Name(s) and address(es) of the individual(s) causing the document to be delivered for filing:

Lemus	Tania		
(Last)	*(First)*	*(Middle)*	*(Suffix)*

7083 Hollywood Blvd., Suite 180

(Street name and number or Post Office Box information)

Los Angeles	CA	90028
(City)	*(State)*	*(Postal/Zip Code)*

United States

(Province – if applicable)	*(Country – if not US)*

(The document need not state the true name and address of more than one individual. However, if you wish to state the name and address of any additional individuals causing the document to be delivered for filing, mark this box ☐ and include an attachment stating the name and address of such individuals.)

Disclaimer:

This form, and any related instructions, are not intended to provide legal, business or tax advice, and are offered as a public service without representation or warranty. While this form is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form. Questions should be addressed to the user's attorney.